Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main 202.618.5000 Fax 202.217.2554 Main 212.407.4000 Fax 212.407.4990

September 8, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abe Friedman
Lyn Shenk
Alyssa Wall
Taylor Beech

Re:	Barentsz Capital Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 11, 2025
CIK No. 0002074160

Dear Messrs. Friedman, Shenk, Wall, and Beech:

On behalf of our client, Barentsz Capital Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated September 4, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1. Contemporaneously, we are public filing the Registration Statement on Form F-1 via Edgar (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission September 8, 2025 Page 2

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure in response to prior comment 2 that legal and operational risks associated with operating in China “may” apply to operations in Hong Kong. Please revise your disclosure here and throughout the registration statement to affirmatively state that that legal and operational risks associated with operating in China also apply to operations in Hong Kong.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on the cover page and page 35.

Prospectus Summary

Summary of Risk Factors

Risks Relating to Doing Business in the Jurisdictions in which We Operate..., page 7

2.	We note your amended disclosure in the risk factors in response to prior comment 7. Please make similar changes in the prospectus summary to disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong and Chinese authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please also indicate, if true, as you do on the cover page, that you relied on the opinion of your PRC counsel, Jiangsu Junjin Law Firm, with respect to your conclusions.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosures on pages 8 and 9.

United States Securities and Exchange Commission September 8, 2025 Page 3

Please call me at 212-407-4050 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall, Esq.
Erik Mengwall, Esq.
Partner

cc: Wei Xiao, Chief Executive Officer of Barentsz Capital Limited